
03021688

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 6, 2003, Series 2003-AR3	333-103335

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 6, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.


AMERIQUEST
MORTGAGE
COMPANY

$581,376,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-AR3

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

 UBS Warburg	Morgan Stanley

May 29, 2003

The analysis in this report is based on information provided by Ameriquest Mortgage Company (the "Originator and Master Servicer"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED May 29, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-AR3
$581,376,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
A-1	1,080,374,000	FLOAT			*Not Offered*			AAA / Aaa / AAA
A-2	356,126,000	FLOAT	2.79	07/03 - 12/10	0	Act/360	Oct. 2033	AAA / Aaa / AAA
M-1	93,500,000	FLOAT	5.09	09/06 - 12/10	0	Act/360	Oct. 2033	AA / Aa2 / AA
M-2	80,750,000	FLOAT	5.06	08/06 - 12/10	0	Act/360	Oct. 2033	A / A2 / A
M-3	17,000,000	FLOAT	5.04	07/06 - 12/10	0	Act/360	Oct. 2033	A- / A3 / A-
M-4	17,000,000	FLOAT	5.04	07/06 - 12/10	0	Act/360	Oct. 2033	BBB+ / Baa1 / BBB+
M-5	17,000,000	FLOAT	5.02	07/06 - 12/10	0	Act/360	Oct. 2033	BBB / Baa2 / BBB
M-6	17,000,000	FLOAT			*Not Offered*			BBB- / Baa3 / BBB-
Total	1,678,750,000							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months
Adjustable-Rate Mortgage Loans	27% CPR

Mortgage Insurance Policy

As of the Cut-off Date, approximately 58.88% of the total Mortgage Loan pool will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian Guaranty Inc. ("Radian"). For each of those Mortgage Loans, Radian provides insurance coverage down to 60% of the value of the related mortgaged property.

Transaction Overview

Offered Certificates:	Approximately $356,126,000 senior floating-rate Class A-2 Certificates and approximately $225,250,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates. The Class A-2 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group II Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.
Non-Offered Certificates:	Approximately $1,080,374,000 senior floating-rate Class A-1 Certificates and approximately $17,000,000 mezzanine floating-rate Class M-6 Certificates. The Class A-1 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans").
Collateral:	As of June 1, 2003 ("Cut-off Date"), the Mortgage Loans will consist of approximately 7,774 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans with loan-to-value ratios at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,400,000,045 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will consist of 6,401 adjustable-rate and fixed-rate mortgage loans totaling approximately $1,052,923,180 with principal balances that conform to Freddie Mac guidelines and the Group II Mortgage Loans will consist of 1,373 adjustable-rate and fixed-rate mortgage loans totaling approximately $347,076,866 with principal balances that may or may not conform to Freddie Mac guidelines. In addition, on the Closing Date, the Trustee will deposit approximately $299,999,955 from the sale proceeds of the Certificates into the Group I Pre-Funding Account and Group II Pre-Funding Account (collectively, the "Pre-Funding Accounts").
Pre-Funding Accounts:	The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate Mortgage Loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including September 5, 2003 (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts after September 5, 2003 will be distributed on the next distribution date to the holders of the related Class A Certificates.
Primary Mortgage Insurance Policy:	As of the Cut-off Date, approximately 58.88% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian Guaranty Inc. ("Radian"). For each of those Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.
Class A Certificates:	Class A-1 and Class A-2 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Mortgage Insurance Provider:	Radian Guaranty Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company

Transaction Overview (Cont.)

Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	UBS Warburg LLC and Morgan Stanley & Co. Incorporated
Co-Manager:	Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and Greenwich Capital Markets, Inc.
Cut-off Date:	Close of business on the later of June 1, 2003 and the origination of such Mortgage Loans.
Expected Pricing:	May [30], 2003
Expected Closing Date:	On or about June 6, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including July 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Certificates will initially settle flat (no accrued interest).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.002]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of the Mortgage Loans and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate, (b) the Servicing Fee Rate and (c) the Mortgage Insurance Fee Rate, if applicable.
Adjusted Net Maximum Mortgage Rates:	The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate, (b) the Servicing Fee Rate and (c) the Mortgage Insurance Fee Rate, if applicable.

Transaction Overview (Cont.)

Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificate holders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination 4) PMI Policy
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.25% of the aggregate principal balance of the Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $8,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Stepdown Date:	The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in July 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 31.00%.

Transaction Overview (Cont.)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	15.50%	31.00%
M-1	AA / Aa2 / AA	10.00%	20.00%
M-2	A / A2 / A	5.25%	10.50%
M-3	A- / A3 / A-	4.25%	8.50%
M-4	BBB+ / Baa1 / BBB+	3.25%	6.50%
M-5	BBB / Baa2 / BBB	2.25%	4.50%
M-6	BBB- / Baa3 / BBB-	1.25%	2.50%

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Maximum Cap Rate:

Class A Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net WAC Rate Carryover Amount:

If on any distribution date, the pass-through rate for a class of the Class A or Class M Certificates is based on the related Net WAC Rate, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Transaction Overview (Cont.)

Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the pass-through rates on the Class A Certificates and Class M Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period. Both the Offered and Non-Offered Certificates will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet. The strike of the interest rate cap is 6.00%.
Interest Carry Forward Amount:	For each class of Offered Certificates, on any distribution date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if net monthly excess cashflow and/or the Overcollateralized Amount are greater than zero on any subsequent Distribution Dates).
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Mortgage Insurance Provider, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that *each* of the Class A Certificates will maintain a 31.00% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage). The Class A-1 Certificates will be supported primarily from collections on the Group I Mortgage Loans and the Class A-2 Certificates will be supported primarily from collections on the Group II Mortgage Loans. Any Excess Interest required to maintain the Overcollateralization Target Amount will be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates based on the related Class A-1 and Class A-2 principal allocation percentages (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.
Class M Principal Distribution Amount:	The Class M Certificates will <u>not</u> receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 20.00% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a 10.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 8.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then on the Class M-4 Certificates, until it reaches a 6.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then on the Class M-5 Certificates, until it reaches a 4.50% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then on the Class M-6 Certificates, until it reaches a 2.50% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A	2 * Margin
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [16.50]%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
July 2006 through June 2007	[2.50]%
July 2007 through June 2008	[4.00]%
July 2008 through June 2009	[5.25]%
July 2009 and thereafter	[5.60]%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above, after taking into account any amounts received under the interest rate cap.
6. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Transaction Overview (Cont.)

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: Once the balance on deposit in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,774		
Aggregate Current Principal Balance:	$1,400,000,045.47		
Average Current Principal Balance:	$180,087.48		$59,738 – $712,500
Aggregate Original Principal Balance:	$1,401,252,977.00		
Average Original Principal Balance:	$180,248.65		$60,000 – $712,500
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.582%		4.950% – 12.850%
Wtd. Avg. Original Term (months):	357		180 – 360
Wtd. Avg. Remaining Term (months):	356		178 – 360
Margin (ARM Loans Only):	6.423%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.669%		10.950% – 18.500%
Minimum Interest Rate (ARM Loans Only):	7.669%		4.950% – 12.500%
Wtd. Avg. Original LTV:	83.79%		19.06% – 95.00%
Loans with PMI Coverage:	58.88%		
Wtd. Avg. Borrower FICO:	610		500 – 817
Geographic Distribution (Top 5):	CA	35.60%	
	NY	9.32%	
	FL	8.54%	
	IL	5.68%	
	MA	3.79%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	6,210	$ 1,116,066,765.07	79.72
3 Yr Fixed --> 6Mo LIBOR	19	4,796,206.31	0.34
Fixed	1,545	279,137,074.09	19.94
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,685	$ 135,504,622.00	9.67
100,000.01 - 150,000.00	1,921	240,333,085.00	17.15
150,000.01 - 200,000.00	1,512	262,760,810.00	18.75
200,000.01 - 250,000.00	1,043	233,403,933.00	16.66
250,000.01 - 300,000.00	739	202,406,633.00	14.44
300,000.01 - 350,000.00	397	128,318,284.00	9.16
350,000.01 - 400,000.00	223	83,056,138.00	5.93
400,000.01 - 450,000.00	138	58,572,470.00	4.18
450,000.01 - 500,000.00	106	51,118,252.00	3.65
500,000.01 - 550,000.00	4	2,074,250.00	0.15
550,000.01 - 600,000.00	4	2,342,000.00	0.17
600,000.01 - 650,000.00	1	650,000.00	0.05
700,000.01 - 750,000.00	1	712,500.00	0.05
Total:	**7,774**	**$ 1,401,252,977.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	1,686	$	135,497,989.16	9.68
100,000.01 - 150,000.00	1,921		240,188,687.14	17.16
150,000.01 - 200,000.00	1,511		262,383,892.10	18.74
200,000.01 - 250,000.00	1,044		233,436,261.48	16.67
250,000.01 - 300,000.00	738		201,964,338.56	14.43
300,000.01 - 350,000.00	398		128,544,768.53	9.18
350,000.01 - 400,000.00	222		82,630,481.73	5.90
400,000.01 - 450,000.00	139		58,967,651.76	4.21
450,000.01 - 500,000.00	105		50,610,785.08	3.62
500,000.01 - 550,000.00	4		2,072,711.74	0.15
550,000.01 - 600,000.00	4		2,340,423.26	0.17
600,000.01 - 650,000.00	1		649,554.93	0.05
700,000.01 – 750,000.00	1		712,500.00	0.05
Total:	**7,774**	**$**	**1,400,000,045.47**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	83	$	12,533,579.39	0.90
181 - 240	72		11,330,323.87	0.81
301 - 360	7,619		1,376,136,142.21	98.30
Total:	**7,774**	**$**	**1,400,000,045.47**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	$ 700,151.75	0.05
5.000 - 5.499	20	5,947,354.45	0.42
5.500 - 5.999	217	53,673,007.56	3.83
6.000 - 6.499	538	127,870,120.85	9.13
6.500 - 6.999	1,223	267,477,454.35	19.11
7.000 - 7.499	1,082	212,530,283.49	15.18
7.500 - 7.999	1,614	284,931,043.31	20.35
8.000 - 8.499	1,178	184,071,270.10	13.15
8.500 - 8.999	1,038	151,304,232.95	10.81
9.000 - 9.499	471	61,072,747.25	4.36
9.500 - 9.999	247	31,522,270.00	2.25
10.000 - 10.499	63	7,539,790.23	0.54
10.500 - 10.999	29	4,154,559.39	0.30
11.000 - 11.499	18	2,674,685.64	0.19
11.500 - 11.999	21	2,624,124.68	0.19
12.000 - 12.499	10	1,274,526.53	0.09
12.500 - 12.999	3	632,422.94	0.05
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	15	$ 1,451,237.45	0.10
30.01 - 35.00	11	1,337,936.39	0.10
35.01 - 40.00	30	3,437,764.90	0.25
40.01 - 45.00	28	3,806,651.40	0.27
45.01 - 50.00	47	6,689,656.21	0.48
50.01 - 55.00	90	15,909,943.88	1.14
55.01 - 60.00	152	25,421,278.88	1.82
60.01 - 65.00	255	47,600,179.18	3.40
65.01 - 70.00	326	57,175,922.02	4.08
70.01 - 75.00	621	112,237,869.72	8.02
75.01 - 80.00	1,268	228,619,338.90	16.33
80.01 - 85.00	1,044	186,199,021.70	13.30
85.01 - 90.00	2,392	420,765,520.26	30.05
90.01 - 95.00	1,495	289,347,724.58	20.67
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	272	$ 44,196,237.36	3.16
520 - 539	446	73,050,891.32	5.22
540 - 559	915	150,189,790.46	10.73
560 - 579	966	163,408,228.76	11.67
580 - 599	813	140,885,151.53	10.06
600 - 619	1,297	231,814,067.55	16.56
620 - 639	1,162	220,683,683.48	15.76
640 - 659	777	155,618,527.15	11.12
660 - 679	440	82,955,862.49	5.93
680 - 699	298	57,920,012.39	4.14
700 - 719	175	35,890,916.08	2.56
720 - 739	107	20,165,297.57	1.44
740 - 759	56	11,903,581.35	0.85
760 - 779	31	6,707,370.02	0.48
780 - 799	15	3,829,753.06	0.27
800 - 819	4	780,674.90	0.06
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,109	$ 498,382,407.40	35.60
New York	523	130,542,604.71	9.32
Florida	831	119,582,880.94	8.54
Illinois	478	79,549,940.31	5.68
Massachusetts	241	53,042,203.88	3.79
New Jersey	258	51,120,949.92	3.65
Arizona	370	45,346,479.38	3.24
Minnesota	222	38,026,872.58	2.72
Texas	279	35,564,051.63	2.54
Washington	200	34,836,259.13	2.49
Michigan	257	32,396,803.79	2.31
Ohio	295	30,761,637.06	2.20
Colorado	155	29,403,151.08	2.10
Nevada	145	23,249,661.61	1.66
Maryland	118	21,249,397.66	1.52
Connecticut	114	20,611,184.90	1.47
Missouri	140	15,641,494.84	1.12
Pennsylvania	102	14,328,711.52	1.02
Utah	86	13,367,551.55	0.95
Tennessee	105	12,279,364.95	0.88
Hawaii	45	11,925,683.73	0.85
Indiana	113	11,750,419.03	0.84
Rhode Island	65	10,152,861.06	0.73
Oregon	47	8,619,881.48	0.62
Alabama	70	8,017,727.63	0.57
South Carolina	70	6,916,489.89	0.49
New Hampshire	31	5,613,802.17	0.40
New Mexico	33	4,137,624.09	0.30
Wisconsin	33	4,100,110.65	0.29
Louisiana	24	3,313,878.99	0.24
Alaska	17	3,273,657.29	0.23
Kentucky	31	3,147,123.83	0.22
Idaho	24	2,997,101.10	0.21
Iowa	30	2,970,866.24	0.21
Maine	18	2,697,355.25	0.19
Kansas	18	2,288,789.78	0.16
Oklahoma	16	1,887,108.14	0.13
Mississippi	17	1,755,291.55	0.13
Arkansas	17	1,680,456.47	0.12
Delaware	6	1,085,856.49	0.08
Nebraska	8	771,940.41	0.06
Montana	5	607,534.65	0.04
North Dakota	3	324,591.02	0.02
Wyoming	3	302,884.86	0.02
South Dakota	1	277,400.83	0.02
Vermont	1	100,000.00	0.01
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	7,038	$ 1,297,782,041.44	92.70
Non-Owner	675	92,335,158.27	6.60
Second Home	61	9,882,845.76	0.71
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	5,095	$ 898,863,775.59	64.20
Stated Documentation	2,406	444,109,372.25	31.72
Limited Documentation	273	57,026,897.63	4.07
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	3,730	$ 684,698,497.54	48.91
Refinance – Debt Consolidation No Cash Out (2)	2,006	370,316,080.06	26.45
Purchase	2,038	344,985,467.87	24.64
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	5,032	$ 906,122,685.80	64.72
2	694	124,202,951.93	8.87
3	727	121,282,415.82	8.66
4	497	83,735,110.89	5.98
5	274	45,661,588.96	3.26
6	78	13,003,945.22	0.93
A	402	90,715,874.38	6.48
A-	19	4,175,116.05	0.30
B	23	5,166,934.08	0.37
C	25	5,525,930.86	0.39
C-	3	407,491.48	0.03
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	6,100	$ 1,082,046,697.19	77.29
2-4 Family	611	127,402,002.86	9.10
PUD	443	90,234,003.18	6.45
Condo	506	83,537,522.28	5.97
PUD Attached	50	9,365,795.68	0.67
Manufactured Housing	51	4,930,679.42	0.35
Single Family Attached	13	2,483,344.86	0.18
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,389	$ 252,714,766.71	18.05
12	453	100,022,691.00	7.14
24	4,616	805,781,520.47	57.56
30	1	84,868.29	0.01
36	1,315	241,396,199.00	17.24
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Correspondent	3	$ 780,735.20	0.06
Wholesale	7,771	1,399,219,310.27	99.94
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	7,189	$ 1,168,360,086.28	83.45
Non-Conforming	585	231,639,959.19	16.55
Total:	**7,774**	**$ 1,400,000,045.47**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	6,401		
Aggregate Current Principal Balance:	$1,052,923,179.67		
Average Current Principal Balance:	$164,493.54		$59,738 – $494,629
Aggregate Original Principal Balance:	$1,053,870,669.00		
Average Original Principal Balance:	$164,641.57		$60,000 – $495,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.6134%		4.990% – 12.850%
Wtd. Avg. Original Term (months):	358		180 – 360
Wtd. Avg. Remaining Term (months):	357		178 – 360
Margin (ARM Loans Only):	6.424%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.681%		10.990% – 18.500%
Minimum Interest Rate (ARM Loans Only):	7.681%		4.990% – 12.500%
Wtd. Avg. Original LTV:	83.87%		19.06% – 95.00%
Loans with PMI Coverage:	60.53%		
Wtd. Avg. Borrower FICO:	609		500 – 817
Geographic Distribution (Top 5):	CA	32.41%	
	FL	9.32%	
	NY	9.15%	
	IL	5.78%	
	MA	3.99%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	5,431	$ 891,966,352.95	84.71
3 Yr Fixed --> 6Mo LIBOR	15	3,017,150.05	0.29
Fixed	955	157,939,676.67	15.00
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01. - 100,000.00	1,421	$ 115,018,210.00	10.91
100,000.01 - 150,000.00	1,705	213,795,457.00	20.29
150,000.01 - 200,000.00	1,378	239,581,525.00	22.73
200,000.01 - 250,000.00	963	215,423,088.00	20.44
250,000.01 - 300,000.00	673	184,248,433.00	17.48
300,000.01 - 350,000.00	212	66,701,399.00	6.33
350,000.01 - 400,000.00	34	12,621,307.00	1.20
400,000.01 - 450,000.00	12	5,064,450.00	0.48
450,000.01 - 500,000.00	3	1,416,800.00	0.13
Total:	**6,401**	**$ 1,053,870,669.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01. - 100,000.00	1,422	$ 115,024,437.14	10.92
100,000.01 - 150,000.00	1,705	213,668,790.25	20.29
150,000.01 - 200,000.00	1,377	239,220,097.96	22.72
200,000.01 - 250,000.00	964	215,467,514.57	20.46
250,000.01 - 300,000.00	672	183,821,486.32	17.46
300,000.01 - 350,000.00	212	66,633,302.86	6.33
350,000.01 - 400,000.00	34	12,611,967.76	1.20
400,000.01 - 450,000.00	12	5,059,843.03	0.48
450,000.01 - 500,000.00	3	1,415,739.78	0.13
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	51	$ 6,516,409.61	0.62
181 - 240	53	7,369,383.45	0.70
301 - 360	6,297	1,039,037,386.61	98.68
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$ 207,749.61	0.02
5.000 - 5.499	14	3,574,116.91	0.34
5.500 - 5.999	155	33,247,182.23	3.16
6.000 - 6.499	382	76,118,119.55	7.23
6.500 - 6.999	987	191,023,250.88	18.14
7.000 - 7.499	924	162,173,940.25	15.40
7.500 - 7.999	1,453	239,362,169.08	22.73
8.000 - 8.499	1,072	156,965,780.18	14.91
8.500 - 8.999	965	132,837,399.93	12.62
9.000 - 9.499	258	32,295,319.65	3.07
9.500 - 9.999	114	15,422,522.95	1.46
10.000 - 10.499	34	4,070,863.53	0.39
10.500 - 10.999	7	814,093.92	0.08
11.000 - 11.499	14	1,904,596.89	0.18
11.500 - 11.999	12	1,655,784.80	0.16
12.000 - 12.499	7	1,035,542.10	0.10
12.500 - 12.999	2	214,747.21	0.02
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.749	7	$	950,495.36	0.11
5.000 - 5.249	4		615,650.07	0.07
5.500 - 5.749	330		67,232,163.60	7.51
5.750 - 5.999	1		65,196.40	0.01
6.000 - 6.249	5		1,053,202.36	0.12
6.250 - 6.499	15		1,963,317.24	0.22
6.500 - 6.749	5,057		818,525,600.61	91.46
6.750 - 6.999	8		1,171,733.08	0.13
7.000 - 7.249	19		3,406,144.28	0.38
Total:	**5,446**	**$**	**894,983,503.00**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-11	3	$	609,731.04	0.07
2004-12	4		533,205.09	0.06
2005-01	45		8,620,082.78	0.96
2005-02	32		5,547,874.42	0.62
2005-03	243		40,814,808.54	4.56
2005-04	904		150,493,148.16	16.82
2005-05	3,606		590,722,869.92	66.00
2005-06	594		94,624,633.00	10.57
2006-01	3		601,613.42	0.07
2006-02	2		416,215.40	0.05
2006-03	2		285,000.02	0.03
2006-05	8		1,714,321.21	0.19
Total:	**5,446**	**$**	**894,983,503.00**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	$ 207,749.61	0.02
11.000 - 11.499	13	3,262,464.89	0.36
11.500 - 11.999	104	22,336,117.52	2.50
12.000 - 12.499	259	52,128,302.52	5.82
12.500 - 12.999	762	148,984,232.05	16.65
13.000 - 13.499	791	139,223,974.47	15.56
13.500 - 13.999	1,300	215,766,229.22	24.11
14.000 - 14.499	955	140,586,553.70	15.71
14.500 - 14.999	861	120,074,990.41	13.42
15.000 - 15.499	228	29,062,238.49	3.25
15.500 - 15.999	102	14,285,962.82	1.60
16.000 - 16.499	31	3,834,818.48	0.43
16.500 - 16.999	7	814,093.92	0.09
17.000 - 17.499	14	1,904,596.89	0.21
17.500 - 17.999	11	1,553,814.32	0.17
18.000 - 18.499	6	855,589.74	0.10
18.500 - 18.999	1	101,773.95	0.01
Total:	**5,446**	**$ 894,983,503.00**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Minimum Rate %			
Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$ 207,749.61	0.02
5.000 - 5.499	13	3,262,464.89	0.36
5.500 - 5.999	104	22,336,117.52	2.50
6.000 - 6.499	259	52,128,302.52	5.82
6.500 - 6.999	762	148,984,232.05	16.65
7.000 - 7.499	791	139,223,974.47	15.56
7.500 - 7.999	1,301	215,898,437.70	24.12
8.000 - 8.499	955	140,586,553.70	15.71
8.500 - 8.999	860	119,942,781.93	13.40
9.000 - 9.499	228	29,062,238.49	3.25
9.500 - 9.999	102	14,285,962.82	1.60
10.000 - 10.499	31	3,834,818.48	0.43
10.500 - 10.999	7	814,093.92	0.09
11.000 - 11.499	14	1,904,596.89	0.21
11.500 - 11.999	11	1,553,814.32	0.17
12.000 - 12.499	6	855,589.74	0.10
12.500 - 12.999	1	101,773.95	0.01
Total:	**5,446**	**$ 894,983,503.00**	**100.00**

Initial Periodic Cap %			
Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	5,431	$ 891,966,352.95	99.66
3.000	15	3,017,150.05	0.34
Total:	**5,446**	**$ 894,983,503.00**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	14	$ 1,306,361.08	0.12
30.01 - 35.00	7	934,033.91	0.09
35.01 - 40.00	25	2,981,198.83	0.28
40.01 - 45.00	23	3,081,843.88	0.29
45.01 - 50.00	40	5,348,797.33	0.51
50.01 - 55.00	73	11,453,954.78	1.09
55.01 - 60.00	121	18,085,050.54	1.72
60.01 - 65.00	194	32,129,245.11	3.05
65.01 - 70.00	266	42,412,469.66	4.03
70.01 - 75.00	504	85,513,363.91	8.12
75.01 - 80.00	1,034	173,102,459.67	16.44
80.01 - 85.00	855	137,229,866.85	13.03
85.01 - 90.00	2,005	326,273,389.19	30.99
90.01 - 95.00	1,240	213,071,144.93	20.24
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	207	$ 33,473,797.98	3.18
520 - 539	363	55,788,072.24	5.30
540 - 559	750	115,729,497.38	10.99
560 - 579	785	123,279,168.48	11.71
580 - 599	680	107,582,151.64	10.22
600 - 619	1,100	182,950,716.96	17.38
620 - 639	971	163,991,152.57	15.57
640 - 659	631	112,105,744.44	10.65
660 - 679	354	58,968,820.98	5.60
680 - 699	250	43,681,571.37	4.15
700 - 719	136	24,475,614.91	2.32
720 - 739	92	15,529,609.29	1.47
740 - 759	45	8,309,270.59	0.79
760 - 779	22	3,723,002.71	0.35
780 - 799	11	2,554,313.23	0.24
800 - 819	4	780,674.90	0.07
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,655	$ 341,267,645.38	32.41
Florida	715	98,097,969.87	9.32
New York	414	96,362,814.00	9.15
Illinois	392	60,816,536.85	5.78
Massachusetts	203	42,023,217.04	3.99
Arizona	329	38,377,597.29	3.64
New Jersey	207	37,197,930.84	3.53
Minnesota	198	31,761,735.41	3.02
Washington	185	31,301,803.04	2.97
Texas	219	26,446,800.91	2.51
Michigan	216	26,344,337.25	2.50
Colorado	134	23,860,123.20	2.27
Ohio	229	22,692,084.12	2.16
Nevada	128	19,174,128.54	1.82
Maryland	92	15,579,341.95	1.48
Connecticut	92	15,020,246.21	1.43
Missouri	120	12,819,861.27	1.22
Pennsylvania	88	11,920,698.39	1.13
Utah	77	11,299,092.57	1.07
Indiana	93	9,652,794.65	0.92
Tennessee	83	9,449,897.03	0.90
Hawaii	34	8,942,599.12	0.85
Rhode Island	57	8,198,993.34	0.78
Oregon	42	6,875,461.69	0.65
Alabama	59	6,544,644.66	0.62
South Carolina	63	6,363,692.51	0.60
Wisconsin	31	3,816,691.03	0.36
New Hampshire	23	3,609,101.34	0.34
New Mexico	28	3,487,068.71	0.33
Alaska	14	2,707,009.85	0.26
Idaho	21	2,677,826.97	0.25
Iowa	25	2,484,977.97	0.24
Kentucky	24	2,360,675.83	0.22
Louisiana	18	2,286,168.72	0.22
Maine	16	2,223,486.96	0.21
Kansas	15	1,922,062.62	0.18
Arkansas	15	1,454,171.75	0.14
Mississippi	13	1,447,478.79	0.14
Oklahoma	12	1,329,735.62	0.13
Delaware	5	985,356.49	0.09
Nebraska	6	532,204.23	0.05
Montana	4	479,639.78	0.05
North Dakota	3	324,591.02	0.03
Wyoming	3	302,884.86	0.03
Vermont	1	100,000.00	0.01
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	5,806	$ 972,488,657.53	92.36
Non-Owner	545	73,099,662.45	6.94
Second Home	50	7,334,859.69	0.70
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	4,214	$ 680,217,069.06	64.60
Stated Documentation	1,990	338,104,528.60	32.11
Limited Documentation	197	34,601,582.01	3.29
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	3,045	$ 507,480,966.73	48.20
Purchase	1,743	274,409,641.04	26.06
Refinance – Debt Consolidation No Cash Out (2)	1,613	271,032,571.90	25.74
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF GROUP I COLLATERAL

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	4,175	$ 679,237,480.14	64.51
2	576	96,361,261.87	9.15
3	580	89,793,341.80	8.53
4	397	63,188,515.37	6.00
5	219	34,936,861.39	3.32
6	51	7,897,256.39	0.75
A	342	69,755,986.67	6.62
A-	18	3,759,116.05	0.36
B	20	4,078,140.73	0.39
C	20	3,507,727.78	0.33
C-	3	407,491.48	0.04
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,993	$ 802,380,127.51	76.21
2-4 Family	515	107,142,720.97	10.18
Condo	440	66,618,821.16	6.33
PUD	358	64,194,368.87	6.10
PUD Attached	39	6,769,880.13	0.64
Manufactured Housing	47	4,645,949.82	0.44
Single Family Attached	9	1,171,311.21	0.11
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,090	$ 184,334,300.63	17.51
12	341	67,542,704.57	6.41
24	4,024	646,115,115.13	61.36
30	1	84,868.29	0.01
36	945	154,846,191.05	14.71
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

DESCRIPTION OF GROUP I COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Correspondent	2	$ 454,697.93	0.04
Wholesale	6,399	1,052,468,481.74	99.96
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	6,401	$ 1,052,923,179.67	100.00
Total:	**6,401**	**$ 1,052,923,179.67**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,373		
Aggregate Current Principal Balance:	$347,076,865.80		
Average Current Principal Balance:	$252,787.23		$59,890 – $712,500
Aggregate Original Principal Balance:	$347,382,308.00		
Average Original Principal Balance:	$253,009.69		$60,000 – $712,500
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.486%		4.950% – 12.500%
Wtd. Avg. Original Term (months):	356		180 – 360
Wtd. Avg. Remaining Term (months):	354		179 – 360
Margin (ARM Loans Only):	6.423%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.62%		10.950% – 18.500%
Minimum Interest Rate (ARM Loans Only):	7.620%		4.950% – 12.500%
Wtd. Avg. Original LTV:	83.56%		29.00% – 95.00%
Loans with PMI Coverage:	53.87%		
Wtd. Avg. Borrower FICO:	614		501 – 795
Geographic Distribution (Top 5):	CA	45.27%	
	NY	9.85%	
	FL	6.19%	
	IL	5.40%	
	NJ	4.01%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	779	$ 224,100,412.12	64.57
3 Yr Fixed --> 6Mo LIBOR	4	1,779,056.26	0.51
Fixed	590	121,197,397.42	34.92
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	264	$ 20,486,412.00	5.90
100,000.01 - 150,000.00	216	26,537,628.00	7.64
150,000.01 - 200,000.00	134	23,179,285.00	6.67
200,000.01 - 250,000.00	80	17,980,845.00	5.18
250,000.01 - 300,000.00	66	18,158,200.00	5.23
300,000.01 - 350,000.00	185	61,616,885.00	17.74
350,000.01 - 400,000.00	189	70,434,831.00	20.28
400,000.01 - 450,000.00	126	53,508,020.00	15.40
450,000.01 - 500,000.00	103	49,701,452.00	14.31
500,000.01 - 550,000.00	4	2,074,250.00	0.60
550,000.01 - 600,000.00	4	2,342,000.00	0.67
600,000.01 - 650,000.00	1	650,000.00	0.19
700,000.01 - 750,000.00	1	712,500.00	0.21
Total:	**1,373**	**$ 347,382,308.00**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	264	$ 20,473,552.02	5.90
100,000.01 - 150,000.00	216	26,519,896.89	7.64
150,000.01 - 200,000.00	134	23,163,794.14	6.67
200,000.01 - 250,000.00	80	17,968,746.91	5.18
250,000.01 - 300,000.00	66	18,142,852.24	5.23
300,000.01 - 350,000.00	186	61,911,465.67	17.84
350,000.01 - 400,000.00	188	70,018,513.97	20.17
400,000.01 - 450,000.00	127	53,907,808.73	15.53
450,000.01 - 500,000.00	102	49,195,045.30	14.17
500,000.01 - 550,000.00	4	2,072,711.74	0.60
550,000.01 - 600,000.00	4	2,340,423.26	0.67
600,000.01 - 650,000.00	1	649,554.93	0.19
700,000.01 - 750,000.00	1	712,500.00	0.21
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	32	$ 6,017,169.78	1.73
181 - 240	19	3,960,940.42	1.14
301 - 360	1,322	337,098,755.60	97.13
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$ 492,402.14	0.14
5.000 - 5.499	6	2,373,237.54	0.68
5.500 - 5.999	62	20,425,825.33	5.89
6.000 - 6.499	156	51,752,001.30	14.91
6.500 - 6.999	236	76,454,203.47	22.03
7.000 - 7.499	158	50,356,343.24	14.51
7.500 - 7.999	161	45,568,874.23	13.13
8.000 - 8.499	106	27,105,489.92	7.81
8.500 - 8.999	73	18,466,833.02	5.32
9.000 - 9.499	213	28,777,427.60	8.29
9.500 - 9.999	133	16,099,747.05	4.64
10.000 - 10.499	29	3,468,926.70	1.00
10.500 - 10.999	22	3,340,465.47	0.96
11.000 - 11.499	4	770,088.75	0.22
11.500 - 11.999	9	968,339.88	0.28
12.000 - 12.499	3	238,984.43	0.07
12.500 - 12.999	1	417,675.73	0.12
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.749	1	$ 64,600.00	0.03
5.000 - 5.249	1	419,553.10	0.19
5.500 - 5.749	46	17,415,286.90	7.71
6.250 - 6.499	1	547,855.17	0.24
6.500 - 6.749	730	205,987,929.20	91.19
6.750 - 6.999	1	343,682.87	0.15
7.000 - 7.249	3	1,100,561.14	0.49
Total:	**783**	**$ 225,879,468.38**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2005-01	11	$ 4,081,812.56	1.81
2005-02	6	1,790,045.19	0.79
2005-03	22	4,679,850.38	2.07
2005-04	108	28,809,154.30	12.75
2005-05	558	164,704,011.69	72.92
2005-06	74	20,035,538.00	8.87
2006-01	1	442,844.75	0.20
2006-03	1	482,705.58	0.21
2006-04	2	853,505.93	0.38
Total:	**783**	**$ 225,879,468.38**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	$ 492,402.14	0.22
11.000 - 11.499	6	2,373,237.54	1.05
11.500 - 11.999	28	11,175,803.66	4.95
12.000 - 12.499	59	24,024,436.03	10.64
12.500 - 12.999	122	48,287,709.45	21.38
13.000 - 13.499	91	36,276,600.68	16.06
13.500 - 13.999	81	32,193,713.84	14.25
14.000 - 14.499	43	16,854,602.44	7.46
14.500 - 14.999	31	11,956,889.19	5.29
15.000 - 15.499	168	22,780,099.79	10.09
15.500 - 15.999	103	12,090,410.95	5.35
16.000 - 16.499	18	2,385,451.28	1.06
16.500 - 16.999	18	2,914,979.50	1.29
17.000 - 17.499	4	770,088.75	0.34
17.500 - 17.999	7	718,362.83	0.32
18.000 - 18.499	2	167,004.58	0.07
18.500 - 18.999	1	417,675.73	0.18
Total:	**783**	**$ 225,879,468.38**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$ 492,402.14	0.22
5.000 - 5.499	6	2,373,237.54	1.05
5.500 - 5.999	28	11,175,803.66	4.95
6.000 - 6.499	59	24,024,436.03	10.64
6.500 - 6.999	122	48,287,709.45	21.38
7.000 - 7.499	91	36,276,600.68	16.06
7.500 - 7.999	81	32,193,713.84	14.25
8.000 - 8.499	43	16,854,602.44	7.46
8.500 - 8.999	31	11,956,889.19	5.29
9.000 - 9.499	168	22,780,099.79	10.09
9.500 - 9.999	103	12,090,410.95	5.35
10.000 - 10.499	18	2,385,451.28	1.06
10.500 - 10.999	18	2,914,979.50	1.29
11.000 - 11.499	4	770,088.75	0.34
11.500 - 11.999	7	718,362.83	0.32
12.000 - 12.499	2	167,004.58	0.07
12.500 - 12.999	1	417,675.73	0.18
Total:	**783**	**$ 225,879,468.38**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	779	224,100,412.12	99.21
3.000	4	1,779,056.26	0.79
Total:	**783**	**225,879,468.38**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	1	$ 144,876.37	0.04
30.01 - 35.00	4	403,902.48	0.12
35.01 - 40.00	5	456,566.07	0.13
40.01 - 45.00	5	724,807.52	0.21
45.01 - 50.00	7	1,340,858.88	0.39
50.01 - 55.00	17	4,455,989.10	1.28
55.01 - 60.00	31	7,336,228.34	2.11
60.01 - 65.00	61	15,470,934.07	4.46
65.01 - 70.00	60	14,763,452.36	4.25
70.01 - 75.00	117	26,724,505.81	7.70
75.01 - 80.00	234	55,516,879.23	16.00
80.01 - 85.00	189	48,969,154.85	14.11
85.01 - 90.00	387	94,492,131.07	27.23
90.01 - 95.00	255	76,276,579.65	21.98
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	65	$ 10,722,439.38	3.09
520 - 539	83	17,262,819.08	4.97
540 - 559	165	34,460,293.08	9.93
560 - 579	181	40,129,060.28	11.56
580 - 599	133	33,302,999.89	9.60
600 - 619	197	48,863,350.59	14.08
620 - 639	191	56,692,530.91	16.33
640 - 659	146	43,512,782.71	12.54
660 - 679	86	23,987,041.51	6.91
680 - 699	48	14,238,441.02	4.10
700 - 719	39	11,415,301.17	3.29
720 - 739	15	4,635,688.28	1.34
740 - 759	11	3,594,310.76	1.04
760 - 779	9	2,984,367.31	0.86
780 - 799	4	1,275,439.83	0.37
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	454	$ 157,114,762.02	45.27
New York	109	34,179,790.71	9.85
Florida	116	21,484,911.07	6.19
Illinois	86	18,733,403.46	5.40
New Jersey	51	13,923,019.08	4.01
Massachusetts	38	11,018,986.84	3.17
Texas	60	9,117,250.72	2.63
Ohio	66	8,069,552.94	2.33
Arizona	41	6,968,882.09	2.01
Minnesota	24	6,265,137.17	1.81
Michigan	41	6,052,466.54	1.74
Maryland	26	5,670,055.71	1.63
Connecticut	22	5,590,938.69	1.61
Colorado	21	5,543,027.88	1.60
Nevada	17	4,075,533.07	1.17
Washington	15	3,534,456.09	1.02
Hawaii	11	2,983,084.61	0.86
Tennessee	22	2,829,467.92	0.82
Missouri	20	2,821,633.57	0.81
Pennsylvania	14	2,408,013.13	0.69
Indiana	20	2,097,624.38	0.60
Utah	9	2,068,458.98	0.60
New Hampshire	8	2,004,700.83	0.58
Rhode Island	8	1,953,867.72	0.56
Oregon	5	1,744,419.79	0.50
Alabama	11	1,473,082.97	0.42
Louisiana	6	1,027,710.27	0.30
Kentucky	7	786,448.00	0.23
New Mexico	5	650,555.38	0.19
Alaska	3	566,647.44	0.16
Oklahoma	4	557,372.52	0.16
South Carolina	7	552,797.38	0.16
Iowa	5	485,888.27	0.14
Maine	2	473,868.29	0.14
Kansas	3	366,727.16	0.11
Idaho	3	319,274.13	0.09
Mississippi	4	307,812.76	0.09
Wisconsin	2	283,419.62	0.08
South Dakota	1	277,400.83	0.08
Nebraska	2	239,736.18	0.07
Arkansas	2	226,284.72	0.07
Montana	1	127,894.87	0.04
Delaware	1	100,500.00	0.03
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,232	$ 325,293,383.91	93.72
Non-Owner	130	19,235,495.82	5.54
Second Home	11	2,547,986.07	0.73
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	881	$ 218,646,706.53	63.00
Stated Documentation	416	106,004,843.65	30.54
Limited Documentation	76	22,425,315.62	6.46
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out [1]	685	$ 177,217,530.81	51.06
Refinance – Debt Consolidation No Cash Out [2]	393	99,283,508.16	28.61
Purchase	295	70,575,826.83	20.33
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	857	$ 226,885,205.66	65.37
2	118	27,841,690.06	8.02
3	147	31,489,074.02	9.07
4	100	20,546,595.52	5.92
5	55	10,724,727.57	3.09
6	27	5,106,688.83	1.47
A	60	20,959,887.71	6.04
A-	1	416,000.00	0.12
B	3	1,088,793.35	0.31
C	5	2,018,203.08	0.58
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,107	$ 279,666,569.68	80.58
PUD	85	26,039,634.31	7.50
2-4 Family	96	20,259,281.89	5.84
Condo	66	16,918,701.12	4.87
PUD Attached	11	2,595,915.55	0.75
Single Family Attached	4	1,312,033.65	0.38
Manufactured Housing	4	284,729.60	0.08
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	299	$ 68,380,466.08	19.70
12	112	32,479,986.43	9.36
24	592	159,666,405.34	46.00
36	370	86,550,007.95	24.94
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Correspondent	1	$ 326,037.27	0.09
Wholesale	1,372	346,750,828.53	99.91
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	788	$ 115,436,906.61	33.26
Non-Conforming	585	231,639,959.19	66.74
Total:	**1,373**	**$ 347,076,865.80**	**100.00**

Sensitivity Analysis

To Optional Termination Date

Class A-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.27	3.59	2.66	2.03	1.56
Principal Window	Jul03 - Feb18	Jul03 - Jul13	Jul03 – Dec10	Jul03 - Apr09	Jul03 - Feb08

Class A-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.42	3.73	2.79	2.17	1.70
Principal Window	Jul03 - Feb18	Jul03 - Jul13	Jul03 – Dec10	Jul03 - Apr09	Jul03 - Feb08

Class M-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.78	6.67	5.09	4.40	4.28
Principal Window	Mar08 - Feb18	Aug06 - Jul13	Sep06 – Dec10	Nov06 - Apr09	Mar07 - Feb08

Class M-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.78	6.67	5.06	4.25	3.89
Principal Window	Mar08 - Feb18	Aug06 - Jul13	Aug06 – Dec10	Sep06 - Apr09	Oct06 - Feb08

Class M-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.78	6.67	5.04	4.19	3.76
Principal Window	Mar08 - Feb18	Aug06 - Jul13	Jul06 – Dec10	Aug06 - Apr09	Sep06 - Feb08

Class M-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.78	6.67	5.04	4.18	3.72
Principal Window	Mar08 - Feb18	Aug06 - Jul13	Jul06 – Dec10	Aug06 - Apr09	Sep06 - Feb08

Class M-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.77	6.65	5.02	4.16	3.67
Principal Window	Mar08 - Feb18	Aug06 - Jul13	Jul06 – Dec10	Jul06 - Apr09	Aug06 - Feb08

Sensitivity Analysis

To Maturity

Class A-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.63	3.88	2.88	2.21	1.71
Principal Window	Jul03 - Jul30	Jul03 - Nov24	Jul03 - Dec19	Jul03 - Jun16	Jul03 - Dec13

Class A-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.82	4.05	3.05	2.37	1.88
Principal Window	Jul03 - Oct30	Jul03 - Jun25	Jul03 - Jul20	Jul03 - Jan17	Jul03 - Jul14

Class M-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.61	7.32	5.59	4.79	4.60
Principal Window	Mar08 - Apr27	Aug06 - Mar21	Sep06 - Dec16	Nov06 - Feb14	Mar07 - Feb12

Class M-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.49	7.20	5.47	4.57	4.16
Principal Window	Mar08 - Mar25	Aug06 - Feb19	Aug06 - Mar15	Sep06 - Sep12	Oct06 - Dec10

Class M-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.30	7.05	5.33	4.43	3.95
Principal Window	Mar08 - Feb22	Aug06 - Jul16	Jul06 - Apr13	Aug06 - Feb11	Sep06 - Aug09

Class M-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.15	6.94	5.24	4.34	3.86
Principal Window	Mar08 - Jan21	Aug06 - Sep15	Jul06 - Aug12	Aug06 - Aug10	Sep06 - Mar09

Class M-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.87	6.73	5.08	4.21	3.72
Principal Window	Mar08 - Jul19	Aug06 - Aug14	Jul06 - Sep11	Jul06 - Dec09	Aug06 - Sep08

Interest Rate Cap Notional Schedule (1)

Period	Cap Notional Schedule
1	1,678,750,000
2	1,646,966,000
3	1,615,566,000
4	1,577,812,000
5	1,540,486,000
6	1,503,570,000
7	1,467,047,000
8	1,430,902,000
9	1,395,125,000
10	1,359,708,000
11	1,324,646,000
12	1,289,937,000
13	1,256,025,000
14	1,222,894,000
15	1,190,524,000
16	1,158,993,000
17	1,128,280,000
18	1,098,362,000
19	1,069,220,000
20	1,040,834,000
21	1,013,183,000
22	986,249,000
23	960,013,000
24	934,458,000
25	0

(1) The strike is equal to 6.00%.

Net WAC Rate Cap for the Class A-1 Certificates *

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	n.a.	n.a.	n.a.	32	6.18	8.31	8.31	63	6.16	10.73	10.73
2	n.a.	n.a.	n.a.	33	6.84	9.36	9.36	64	6.37	11.08	11.08
3	6.10	6.10	11.01	34	6.17	8.45	8.45	65	6.16	10.72	10.72
4	6.30	6.30	11.36	35	6.38	8.74	8.74	66	6.36	11.07	11.07
5	6.10	6.10	10.98	36	6.17	9.09	9.09	67	6.16	10.71	10.71
6	6.30	6.30	11.33	37	6.38	9.39	9.39	68	6.16	10.71	10.71
7	6.09	6.09	10.95	38	6.17	9.09	9.09	69	6.82	11.85	11.85
8	6.09	6.09	10.94	39	6.17	9.23	9.23	70	6.16	10.70	10.70
9	6.51	6.51	11.69	40	6.38	9.54	9.54	71	6.36	11.05	11.05
10	6.09	6.09	10.93	41	6.17	9.23	9.23	72	6.16	10.69	10.69
11	6.29	6.29	11.28	42	6.38	10.20	10.20	73	6.36	11.05	11.05
12	6.09	6.09	10.91	43	6.17	9.86	9.86	74	6.16	10.69	10.69
13	6.29	6.29	11.27	44	6.17	9.86	9.86	75	6.16	10.68	10.68
14	6.09	6.09	10.91	45	6.83	11.07	11.07	76	6.36	11.04	11.04
15	6.09	6.09	10.90	46	6.17	10.00	10.00	77	6.15	10.68	10.68
16	6.29	6.29	11.26	47	6.37	10.33	10.33	78	6.36	11.03	11.03
17	6.09	6.09	10.89	48	6.17	10.63	10.63	79	6.15	10.67	10.67
18	6.29	6.29	11.25	49	6.37	10.98	10.98	80	6.15	10.67	10.67
19	6.09	6.09	10.89	50	6.17	10.63	10.63	81	6.81	11.80	11.80
20	6.09	6.09	10.88	51	6.17	10.77	10.77	82	6.15	10.66	10.66
21	6.74	6.74	12.04	52	6.37	11.12	11.12	83	6.36	11.01	11.01
22	6.09	6.09	10.88	53	6.17	10.76	10.76	84	6.15	10.65	10.65
23	6.29	6.30	11.23	54	6.37	11.12	11.12	85	6.36	11.00	11.00
24	6.16	7.38	10.87	55	6.16	10.75	10.75	86	6.15	10.64	10.64
25	6.37	7.63	7.63	56	6.16	10.75	10.75	87	6.15	10.64	10.64
26	6.16	7.38	7.38	57	6.59	11.49	11.49	88	6.35	10.99	10.99
27	6.18	7.67	7.67	58	6.16	10.74	10.74	89	6.15	10.63	10.63
28	6.38	7.92	7.92	59	6.37	11.10	11.10	90	6.35	10.98	10.98
29	6.18	7.67	7.67	60	6.16	10.74	10.74				
30	6.38	8.59	8.59	61	6.37	11.09	11.09				
31	6.18	8.31	8.31	62	6.16	10.73	10.73				

(1) Assumes 6mLIBOR stays at 1.21%, 1mLIBOR stays at 1.32% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to 20.00%, 1mLIBOR stays at 1.32% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. During the first 24 months, the bond coupon is limited by the Maximum Cap Rate.

*Assumes that all amounts from the Pre-Funding Accounts are used to purchase subsequent Mortgage Loans in the third month after the closing date.

Net WAC Rate Cap for the Class A-2 Certificates *

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	n.a.	n.a.	n.a.	32	6.16	7.65	7.65	63	6.13	9.33	9.33
2	n.a.	n.a.	n.a.	33	6.82	8.59	8.59	64	6.34	9.64	9.64
3	6.06	6.06	9.80	34	6.16	7.76	7.76	65	6.13	9.32	9.32
4	6.26	6.26	10.09	35	6.36	8.02	8.02	66	6.34	9.63	9.63
5	6.06	6.06	9.74	36	6.15	8.22	8.22	67	6.13	9.31	9.31
6	6.25	6.25	10.04	37	6.36	8.49	8.49	68	6.13	9.31	9.31
7	6.05	6.05	9.70	38	6.15	8.21	8.21	69	6.79	10.30	10.30
8	6.05	6.05	9.68	39	6.15	8.32	8.32	70	6.13	9.30	9.30
9	6.46	6.46	10.33	40	6.36	8.59	8.59	71	6.33	9.60	9.60
10	6.05	6.05	9.65	41	6.15	8.31	8.31	72	6.13	9.29	9.29
11	6.25	6.25	9.96	42	6.35	9.06	9.06	73	6.33	9.59	9.59
12	6.04	6.04	9.63	43	6.15	8.76	8.76	74	6.12	9.27	9.27
13	6.24	6.24	9.94	44	6.15	8.76	8.76	75	6.12	9.27	9.27
14	6.04	6.04	9.62	45	6.81	9.81	9.81	76	6.33	9.57	9.57
15	6.04	6.04	9.61	46	6.15	8.86	8.86	77	6.12	9.26	9.26
16	6.24	6.24	9.92	47	6.35	9.15	9.15	78	6.33	9.56	9.56
17	6.04	6.04	9.60	48	6.14	9.30	9.30	79	6.12	9.25	9.25
18	6.24	6.24	9.91	49	6.35	9.61	9.61	80	6.12	9.24	9.24
19	6.04	6.04	9.58	50	6.14	9.29	9.29	81	6.77	10.23	10.23
20	6.04	6.04	9.58	51	6.14	9.39	9.39	82	6.12	9.23	9.23
21	6.69	6.69	10.60	52	6.35	9.70	9.70	83	6.32	9.54	9.54
22	6.04	6.04	9.56	53	6.14	9.39	9.39	84	6.12	9.22	9.22
23	6.24	6.24	9.88	54	6.34	9.69	9.69	85	6.32	9.53	9.53
24	6.14	6.98	9.55	55	6.14	9.37	9.37	86	6.12	9.21	9.21
25	6.34	7.22	7.22	56	6.14	9.37	9.37	87	6.11	9.21	9.21
26	6.14	6.98	6.98	57	6.56	10.01	10.01	88	6.32	9.51	9.51
27	6.16	7.19	7.19	58	6.14	9.36	9.36	89	6.11	9.20	9.20
28	6.37	7.43	7.43	59	6.34	9.67	9.67	90	6.32	9.50	9.50
29	6.16	7.19	7.19	60	6.14	9.35	9.35				
30	6.36	7.91	7.91	61	6.34	9.65	9.65				
31	6.16	7.65	7.65	62	6.13	9.34	9.34				

(1) Assumes 6mLIBOR stays at 1.21%, 1mLIBOR stays at 1.32% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to 20.00%, 1mLIBOR stays at 1.32% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. During the first 24 months, the bond coupon is limited by the Maximum Cap Rate.

* Assumes that all amounts from the Pre-Funding Accounts are used to purchase subsequent Mortgage Loans in the third month after the closing date.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg

Asset Backed Finance	
Shahid Quraishi	212-713-2728
Paul Scialabba	212-713-9832
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Daniel Huang	212-713-3153
Jaka Ismail	212-713-4129
Anthony Beshara	212-713-2804
Olivier D'Meza	212-713-1427
Verdi Contente	212-713-2713
ABS Syndicate & Trading	
Jack McCleary	212-713-4330
Eric Marcus	212-713-4002
Stuart Lippman	212-713-2946

Rating Agency Contacts

Standard & Poor's	
Linda Wu	212-438-1567
Moody's	
Nicholas Vassalli	212-553-0323
Fitch	
Quincy Tang	212-908-0693

Net WAC Rate Cap for the Class M Certificates *

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	n.a.	n.a.	n.a.	32	6.17	8.14	8.14	63	6.15	10.36	10.36
2	n.a.	n.a.	n.a.	33	6.83	9.17	9.17	64	6.36	10.70	10.70
3	6.09	6.09	10.71	34	6.17	8.28	8.28	65	6.15	10.35	10.35
4	6.29	6.29	11.05	35	6.37	8.56	8.56	66	6.36	10.69	10.69
5	6.09	6.09	10.67	36	6.17	8.88	8.88	67	6.15	10.35	10.35
6	6.29	6.29	11.01	37	6.37	9.17	9.17	68	6.15	10.34	10.34
7	6.08	6.08	10.64	38	6.17	8.87	8.87	69	6.81	11.44	11.44
8	6.08	6.08	10.63	39	6.17	9.01	9.01	70	6.15	10.33	10.33
9	6.50	6.50	11.35	40	6.37	9.31	9.31	71	6.35	10.67	10.67
10	6.08	6.08	10.61	41	6.17	9.00	9.00	72	6.15	10.32	10.32
11	6.28	6.28	10.96	42	6.37	9.90	9.90	73	6.35	10.66	10.66
12	6.08	6.08	10.60	43	6.16	9.58	9.58	74	6.15	10.32	10.32
13	6.28	6.28	10.94	44	6.16	9.58	9.58	75	6.15	10.31	10.31
14	6.08	6.08	10.59	45	6.82	10.75	10.75	76	6.35	10.65	10.65
15	6.08	6.08	10.58	46	6.16	9.70	9.70	77	6.15	10.30	10.30
16	6.28	6.28	10.93	47	6.37	10.03	10.03	78	6.35	10.64	10.64
17	6.08	6.08	10.57	48	6.16	10.29	10.29	79	6.14	10.29	10.29
18	6.28	6.28	10.92	49	6.37	10.63	10.63	80	6.14	10.29	10.29
19	6.08	6.08	10.56	50	6.16	10.28	10.28	81	6.80	11.39	11.39
20	6.08	6.08	10.56	51	6.16	10.41	10.41	82	6.14	10.28	10.28
21	6.73	6.73	11.69	52	6.37	10.75	10.75	83	6.35	10.62	10.62
22	6.08	6.08	10.55	53	6.16	10.40	10.40	84	6.14	10.27	10.27
23	6.28	6.28	10.90	54	6.36	10.75	10.75	85	6.35	10.61	10.61
24	6.16	7.28	10.54	55	6.16	10.40	10.40	86	6.14	10.27	10.27
25	6.36	7.52	7.52	56	6.16	10.39	10.39	87	6.14	10.26	10.26
26	6.16	7.28	7.28	57	6.58	11.10	11.10	88	6.34	10.60	10.60
27	6.17	7.55	7.55	58	6.16	10.38	10.38	89	6.14	10.25	10.25
28	6.38	7.80	7.80	59	6.36	10.72	10.72	90	6.34	10.59	10.59
29	6.17	7.55	7.55	60	6.16	10.37	10.37				
30	6.38	8.42	8.42	61	6.36	10.72	10.72				
31	6.17	8.15	8.15	62	6.15	10.37	10.37				

(1) Assumes 6mLIBOR stays at 1.21%, 1mLIBOR stays at 1.32% and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 6mLIBOR increases to 20.00%, 1mLIBOR stays at 1.32% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. During the first 24 months, the bond coupon is limited by the Maximum Cap Rate.

* Assumes that all amounts from the Pre-Funding Accounts are used to purchase subsequent Mortgage Loans in the third month after the closing date.